SMART FOR LIFE, INC.

990 S Rogers Circle, Suite 3

Boca Raton, FL 33487

December 20, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Jason Drory

Re:	Smart for Life, Inc. Registration Statement on Form S-1 (File No. 333-276071)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Smart for Life, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare such Registration Statement effective at 4:00 p.m. (Eastern Time) on Friday, December 22, 2023, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

Smart for Life, Inc.

By:	/s/ Darren C. Minton
Darren C. Minton Chief Executive Officer

cc:  Louis A. Bevilacqua, Esq.